Filed by Zimmer Holdings, Inc.
Commission File No. 001-16407
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Centerpulse AG
Commission File No. 001-14654

On May 20, 2003, the following pre-announcement was issued.

[Zimmer Logo]

ZIMMER HOLDINGS, INC.

Wilmington, Delaware, U.S.A.

(The public tender offer will be launched by Zimmer Holdings, Inc. or a wholly owned subsidiary, in which case Zimmer Holdings, Inc. would fully guarantee all such subsidiary’s obligations)

PRE-ANNOUNCEMENT OF PUBLIC TENDER OFFER FOR ALL THE PUBLICLY HELD BEARER SHARES OF INCENTIVE CAPITAL AG, ZUG, WITH A NOMINAL VALUE OF CHF 20 EACH

The Board of Directors of Zimmer Holdings, Inc. (“Zimmer”) today announced that it will simultaneously commence related public tender offers in accordance with art. 22 et seq. of the Federal Act on Stock Exchanges and Securities Trading for (i) all of the publicly held bearer shares in InCentive Capital AG (“InCentive”), a listed investment company which holds, or beneficially holds, approximately 18.9% of the share capital of Centerpulse AG (“Centerpulse”), with a nominal value of CHF 20 per share (“InCentive Shares”) (the “InCentive Offer”), and (ii) all of the publicly held registered shares of Centerpulse, nominal value CHF 30 per share (“Centerpulse Shares”), including the Centerpulse Shares represented by American Depositary Shares (“Centerpulse ADSs”) (the “Centerpulse Offer” and, together with the InCentive Offer, the “Offers”).

It is anticipated that the Offers will be launched on or about June 17, 2003. The Offers will be effected by Zimmer or a wholly owned subsidiary of Zimmer, in which case Zimmer would fully guarantee all of the obligations of such subsidiary. Based on the closing price of Zimmer common stock, par value USD 0.01 per share (“Zimmer Common Stock”), on the New York Stock Exchange on May 19, 2003 and the noon buying rate for U.S. dollars on such date of USD 1.00 = CHF 1.2945, the Offers value each Centerpulse Share at CHF 350.00.

The Offer Consideration

INCENTIVE OFFER

The InCentive Offer will offer in respect of each InCentive Share a number of shares of Zimmer Common Stock and cash equal to (A+B)/C where:

A =	the total number of shares of Zimmer Common Stock and the amount of cash that would be payable under the Centerpulse Offer for the Centerpulse Shares held by InCentive (the “Centerpulse Holding”);

B =	the adjusted net asset value (positive or negative) of InCentive (the “Adjusted NAV”) calculated as at the last day of the InCentive Offer period but excluding the Centerpulse Holding and attributing no value to any InCentive Shares held by InCentive or its subsidiaries (the “Treasury Shares”), as confirmed by InCentive’s auditors; and

C =	the total number of InCentive Shares in issue on the last day of the InCentive Offer period less the number of Treasury Shares on that date.

The consideration for each InCentive Share will consist of an amount of Zimmer Common Stock and cash which will mirror the Centerpulse Holding; plus or minus the cash attributable to the Adjusted NAV of InCentive excluding the Centerpulse Holding. If the Adjusted NAV is negative, then the cash element attributable to the Centerpulse Holding shall be reduced, pro tanto, and if after such reduction there is still a negative balance, the number of shares of Zimmer Common Stock to be issued shall be reduced by a corresponding amount.

The offer price paid in the InCentive Offer will be adjusted for any dilutive effects in respect of the InCentive Shares (to the extent they have not been reflected in the Adjusted NAV) or the Zimmer Common Stock (save for shares issued for management options issued under InCentive or Zimmer benefit plans and disclosed in InCentive’s or Zimmer’s financial statements for the fiscal year ended December 31, 2002), including dividend payments, capital increases below market value, or the issuance of options (save for management options issued under InCentive or Zimmer benefit plans in the normal course consistent with past practice), warrants, convertible securities and other rights of any kind to acquire InCentive Shares or shares of Zimmer Common Stock, as the case may be, or any other transaction having a dilutive effect on the value of the InCentive Offer.

CENTERPULSE OFFER

The Centerpulse Offer will offer to exchange:

•	In respect of each Centerpulse Share that is validly tendered and not properly withdrawn:

3.68 shares of Zimmer Common Stock; and

CHF 120.00 in cash, without interest; and

•	In respect of each Centerpulse ADS that is validly tendered and not properly withdrawn:

0.368 of a share of Zimmer Common Stock; and

CHF 12.00 in cash, without interest.

Mix and Match

Tendering holders of InCentive Shares under the InCentive Offer and tendering holders of Centerpulse Shares and Centerpulse ADSs under the Centerpulse Offer (together, the “Accepting Shareholders”) may elect to take fewer shares of Zimmer Common Stock or more shares of Zimmer Common Stock than their basic entitlement under the Offers, but elections under both Offers (taken together) to take more shares of Zimmer Common Stock (together, the “Excess Shares”) will only be satisfied to the extent that elections have been made under both Offers (taken together) by Accepting Shareholders to take fewer shares of Zimmer Common Stock (together, referred to as the “Available Shares”). The Available Shares will be allocated to the applicants for Excess Shares in proportion to the number of Excess Shares applied for. If the total number of Available Shares exceeds the total number of Excess Shares applied for, the Available Shares shall be limited to an amount equal to the Excess Shares. Once the share allocations have been determined, the cash element of the consideration will be reduced or increased (as the case may be) for each Accepting Shareholder who has been allocated an increased or reduced number of shares of Zimmer Common Stock. All calculations shall be made by reference to the number of acceptances and elections as of the last day of the additional acceptance period.

Offer Period

The offer prospectus for the InCentive Offer is likely to be published on or about June 17, 2003.

It is anticipated that the Offers will remain open for 40 trading days (the “Offer Period”). Zimmer reserves the right to extend the period of the Offers beyond 40 trading days with the prior approval of the Swiss Takeover Board.

Conditions

The InCentive Offer is expected to be subject to the following conditions:

a)	All conditions of the Centerpulse Offer having been satisfied or waived by Zimmer.

b)	Either (i) an extraordinary shareholders meeting to be called by the InCentive board of directors having resolved that contingent upon the InCentive Offer having been declared unconditional, all incumbent InCentive directors be removed and be replaced by the individuals proposed by Zimmer, or (ii) all InCentive directors having agreed to resign as of the date the InCentive Offer is declared unconditional (provided that at least one director shall not have resigned and shall have entered into a mandate agreement prior to the InCentive Offer having been declared unconditional) or having entered into a mandate agreement with Zimmer for the period from the date the InCentive Offer has been declared unconditional until the shareholders’ meeting of InCentive at which the persons proposed by Zimmer shall have been elected as members of the InCentive board of directors.

For purposes of this condition (b), the term “declared unconditional” shall mean that Zimmer shall have announced that all conditions to the InCentive Offer are satisfied or have been waived.

c)	Zimmer and certain shareholders of InCentive having entered into an agreement (the “Zimmer-InCentive Shareholder Agreement”) on substantially the same terms and conditions as the Tender Agreement, dated March 20, 2003, between certain shareholders of InCentive, Smith & Nephew plc (“Smith & Nephew”) and Smith & Nephew Group plc (“Smith & Nephew Group”), and all of the material terms and conditions of the Zimmer-InCentive Shareholder Agreement having been complied with. Zimmer and InCentive having entered into an agreement (the “Zimmer-InCentive Agreement”) on substantially the same terms and conditions as the Transaction Agreement, dated March 20, 2003, between InCentive, Smith & Nephew and Smith & Nephew Group and all of the material terms and conditions of the Zimmer-InCentive Agreement having been complied with.

d)	To the extent required, an extraordinary shareholders’ meeting of InCentive having been held approving, contingent upon its execution, the Zimmer-InCentive Agreement.

e)	The Registration Statement on Form S-4 to be filed by Zimmer with the Securities and Exchange Commission (“SEC”) in connection with the InCentive Offer (the “Registration Statement”) having become effective in accordance with the provisions of the U.S. Securities Act of 1933, as amended; no stop order suspending the effectiveness of the Registration Statement having been issued by the SEC and no proceedings for that purpose having been initiated by the SEC and not concluded or withdrawn.

f)	Zimmer having received valid acceptances for at least 80% of the total number of the InCentive Shares outstanding on a fully diluted basis at the expiry of the (possibly extended) Offer Period.

g)	No court or regulatory authority having issued a decision or an order which prohibits the InCentive Offer or its consummation or renders the InCentive Offer or its consummation unlawful.

h)	InCentive or any of its subsidiaries not having disposed, or agreed to dispose (including acceptance of any offer), of any Centerpulse Shares held by it or its subsidiaries and not having become obliged to do so, except for any such transfer within the InCentive group.

i)	Until the end of the (possibly extended) Offer Period, no litigation proceedings having been initiated against InCentive and its subsidiaries which have not been made public prior to the date hereof and which are neither insured nor provisioned for in the consolidated balance sheet of InCentive for the fiscal year ended December 31, 2002 and whose amount in dispute is in excess of CHF 35 million in the aggregate.

Zimmer reserves the right to waive one or more of the conditions set forth above, either in whole or in part, and to withdraw the InCentive Offer if one or more of the above conditions is not met. In addition, Zimmer reserves the right to undertake due diligence review pursuant to Article 48 of the Takeover Ordinance of the Takeover Board of July 21, 1997, as amended (the “TOO”), and, in connection therewith, reserves all rights available to Zimmer under Article 9 paragraph 2 of the TOO.

The Smith &
Nephew Offers
for Centerpulse
and InCentive

The Offers will take place concurrently with an offer by Smith & Nephew to combine its business with that of Centerpulse. On April 25, 2003, Smith & Nephew Group commenced a public tender offer for all of the outstanding Centerpulse Shares and Centerpulse ADSs pursuant to which Smith & Nephew Group has offered 25.15 new Smith & Nephew Group shares and CHF 73.42 in cash in respect of each Centerpulse Share (or 0.2515 new Smith & Nephew Group ADSs and the U.S. dollar equivalent of CHF 7.34 in cash for each Centerpulse ADS). Based on the closing prices of Smith & Nephew ordinary shares on the London Stock Exchange on March 19, 2003 (the date immediately prior to the announcement of the Smith & Nephew Group offer) and May 19, 2003 and the exchange rates on such dates of CHF 2.1756 = GBP 1.00 and CHF 2.1168 = GBP 1.00, respectively, the Smith & Nephew offer values each Centerpulse Share at CHF 282.37 and CHF 293.02, respectively. In parallel, Smith & Nephew Group commenced a public tender offer for all outstanding shares of InCentive whereby Smith & Nephew Group has offered that fraction of consideration equal to the corresponding economic value that one InCentive Share represents relative to one Centerpulse Share.

Sales
Restrictions

The InCentive Offer will not be made, directly or indirectly, into, and will not be capable of acceptance from within, any jurisdiction where such InCentive Offer or the acceptance thereof would be considered illegal or would otherwise violate any applicable law or regulation or where Zimmer may be obliged to change the terms of the InCentive Offer, to file an additional application with any authorities or other institutions or to undertake additional measures in relation to the InCentive Offer. Documents in relation to the InCentive Offer must not be distributed in such jurisdictions or sent to such jurisdictions. Persons in such jurisdictions must not use these documents for marketing purposes for sales of shares of Zimmer Common Stock. Zimmer does not assume any responsibility for any violation by any person of any of these restrictions.

The InCentive Offer will only be made through a prospectus which is part of a registration statement on Form S-4 to be filed with the SEC and a Swiss offer prospectus. Zimmer and its directors, officers and other members of its management and employees also may be soliciting proxies from Zimmer stockholders in connection with the InCentive Offer. Security holders are urged to carefully review the registration statement on Form S-4 and the prospectus included therein, and other documents relating to the InCentive Offer that will be filed by Zimmer with the SEC because these documents will contain important information relating to the InCentive Offer. Security holders may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Zimmer and InCentive with the SEC, at the SEC’s Web site at www.sec.gov. Once the registration statement on Form S-4, as well as any documents incorporated by reference therein and the proxy statement, are filed with the SEC, Security holders will also be able to inspect and copy these documents at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. YOU SHOULD READ THE PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Information

Detailed information on the InCentive Offer is expected to be published on or about June 17, 2003 in the same media. The terms of the Smith & Nephew offer permit holders of InCentive Shares who have tendered their InCentive Shares into the Smith & Nephew offer to withdraw their InCentive Shares from the Smith & Nephew offer and tender into the InCentive Offer.

Language

In case of any inconsistencies between the German, French and English text of this Pre-Announcement, the German text shall prevail.

Zurich, May 20, 2003

Credit Suisse First Boston

	Swiss Security Number	ISIN	Bloomberg	Telekurs Ticker Symbol

InCentive Shares	286 089	CH 000 286089 5	INC SW	INC
Zimmer Common Stock	1 262 932	US 989 56P102 1	ZMH US	ZMH
Centerpulse Shares	654 485	CH 000 654485 9	CEPN SW	CEPN
Centerpulse ADSs	1 429 052	US 152 005104 6	CEP US	CEP